Eddid Securities USA Inc.
Statement of Financial Condition
December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70253

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Eddid Securities USA Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
11 Broadway, Suite 801
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hiu Fai Li (646) 969-7898
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei, Wei & Co., LLP
(Name – *if individual, state last, first, middle name*)

133-10 39th Avenue	Flushing	NY	11354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hiu Fai Li, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Eddid Securities USA Inc., as of December 31, 2022, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

New York County - NY State

Sworn to before me on:

03 /29/ 2023



TAREK M ELBARKATAWY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01EL6413650
Qualified in New York County
My Commission Expires 02-01-2025

Notary Public

_____
Signature

CEO
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eddid Securities USA Inc.
Index

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3 - 8



WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
440 E HUNTINGTON DR.
STE 300
ARCADIA, CA 91006
TEL. (626) 282-1630
FAX. (626) 282-9726

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Eddid Securities USA Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Eddid Securities USA Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Eddid Securities USA Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Eddid Securities USA Inc.'s management. Our responsibility is to express an opinion on Eddid Securities USA Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Eddid Securities USA Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Wei Wei & Co. LLP

We have served as Eddid Securities USA Inc.'s auditor since 2019.

Flushing, NY
March 27, 2023

1

Eddid Securities USA Inc.
Statement of Financial Condition
As of December 31, 2022

ASSETS

Cash	$	981,111
Deposit held at clearing broker		1,079,139
Right-of-Use asset		30,479
Fixed assets		12,345
Other assets		181,726
Total assets	**$**	**2,284,800**

LIABILITIES

Due to parent	$	105,290
Accounts payable and accrued expenses		38,299
Due to affiliate		12,000
Subordinated borrowing		500,000
Lease liability		30,479
Total liabilities		**686,068**

STOCKHOLDER'S EQUITY

Common stock, $0.01 par value share		
1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		4,105,606
Deficit		(2,506,884)
Total stockholder's equity		**1,598,732**
Total liabilities and stockholder's equity	**$**	**2,284,800**

The accompanying notes are an integral part of this financial statement.

Eddid Securities USA Inc.
Notes to Statement of Financial Condition
December 31, 2022

1.   **Organization**

Eddid Securities USA Inc. (the "Company"), was incorporated in Delaware on October 26, 2018. On August 2, 2019, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). On August 14, 2019, the Company received approval to become an introducing broker and is registered with the Commodity Futures Trading Commission ("CFTC"), and is a member of National Futures Association ("NFA"). On December 28, 2022, the Company was acquired by Eddid International Financial Holding Ltd ("EIFHL" or "the Parent") pursuant to a Share Purchase Agreement signed on June 10, 2022, and received approval from FINRA on December 5, 2022 for the change of ownership.

The Company is an introducing broker-dealer and was established to engage in retail brokerage activity, utilizing their mobile application trading platform. The Company conducts business in equities, futures contracts, options trading, and private placements. The Company is also approved to conduct business in proprietary trading, to participate in firm commitment and best efforts underwriting activities and also to provide M&A advisory services.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (the "Customer Protection Rule"), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and cash equivalents
The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates.

Eddid Securities USA Inc.
Notes to Statement of Financial Condition
December 31, 2022

3.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's revenue from contracts with its clients are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from the client after such obligations are satisfied.

(1)   Commission Income

        Commission income earned for executing transactions is accrued on a settle-date basis and recognized at a point in time when the service has been passed to the customer.

(2)   Interest and Other Income

        The Company earns interest income primarily in connection with its margin financing and deposits with its clearing firm, which are recorded on an accrual basis and are included in interest income in the statement of operations. Other Income

        Other Income consists of income from underwriting, underwriting fee income, sub brokerage services and M&A service income.

        Income from underwriting includes gains, losses, and fees, net of syndicate expenses, arising from securities offering in which the Company acts as an underwriter or an agent.

        Sub brokerage income is charged to sub-brokers which purchase, sell and exchange securities by the Company's clearing firm.

        M&A service income earned from providing merger and acquisition advisory services.

2.   **Summary of Significant Accounting Policies (continued)**

Fixed Assets

Furniture and equipment is stated at cost and is being depreciated over three to seven years, which approximates their useful lives, using the straight-line method. Major expenditures for property and equipment which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

Leases

The Company follows FASB ASC Topic 842 "Leases." This standard requires all leases with a term greater than 12 months to be recognized on the balance sheet through a "right of use" asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. The lease liability is initially recognized based on the present value of future lease payments with the discount rate based on the Company's assessment of its incremental borrowing rate, which is the rate of interest it would expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

Income Taxes

The Company was organized as a corporation for federal tax purposes. Income taxes are provided under the provisions of ASC 740, "Accounting for Income Taxes". Accordingly, the Company recognizes the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. A valuation allowance is established for net deferred tax assets when it is more likely than not that all or some portion will not be realized.

The Company also applies ASC Topic 740-10, "Accounting for Uncertainty in Income Taxes" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained under audit, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2022, there are no uncertain tax positions.

Currently, the 2021, 2020 and 2019 tax years are open and subject to examination by the taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of the taxing authorities.

3.   **Fixed Assets**

Details of fixed assets are as follows:

Computer and Equipment	$	29,305
Furniture and Fixtures		11,220
		40,525
Accumulated Depreciation		(28,180)
	$	12,345

4. **Related Party Balances and Transactions**

As of December 31, 2022, the Company had a payable of $105,290 due to the Parent. The Parent made payments on behalf of the Company for certain operating expenses. This amount is included in "Due to parent" on the statement of financial condition.

As of December 31, 2022, the Company had a payable of $12,000 due to an affiliate. The affiliate, NewType Limited, provides data analysis and IT support services to the Company. For the year ended December 31, 2022, the Company incurred expenses of $48,000 which was included in Professional and outside services on the Statement of Operations.

On June 10, 2022, the Company entered into a $500,000 unsecured loan agreement with EIFHL with interest at 2% per annum and the Company agreed to repay the loan with interest on December 31, 2022. On December 28, 2022, the Company was acquired by EIFHL pursuant to a Share Purchase Agreement signed on June 10, 2022. On December 31, 2022, the parent, EIFHL decided to make an additional capital contribution to the Company of $505,616 by converting the unsecured loan along with the accrued interest to equity.

5. **Income Taxes**

As of December 31, 2022, the Company had net operating loss carryforwards ("NOL") of approximately $2,498,000. The Company's net deferred tax asset before valuation allowance was approximately $859,000, primarily as a result of these net operating losses. The valuation allowance is estimated to be approximately $859,000 for the year ended December 31, 2022.

6. **Leases**

The Company has two operating leases for office space and accommodations for certain employees. The office space leases have a term of 12 months and the Company elected not to recognize the "right-of-use" assets and lease liabilities. The lease for the employees' accommodations has a term of 13 months and the Company reported the "right-of-use" asset and related lease liability of $30,479 on the statement of financial condition. The present value of the lease payments utilized an effective interest rate of 6.25%.

7. **Borrowing**

On March 22, 2022, the Company entered into a $500,000 Subordination Agreement with Eddid Holdings Limited, then one of the shareholders of the Company, which is recorded in subordinated borrowing in the statement of financial condition. The accrued interest payable of $7,809 related to this subordinated loan is recorded in subordinated borrowing.

The maturity date, interest rate and principal amount of the outstanding balance on December 31, 2022 are as follows:

Subordinated Liabilities	Maturity Date	Interest Rate	Principal Amount
Subordinated Loan	March 22, 2023	2%	$ 500,000

8. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company must maintain minimum net capital, as defined, equal to the greater of $100,000 or 6.67% aggregate indebtedness ($147,780). As of December 31, 2022, the Company's net capital of $1,904,661 exceeded the required net capital minimum of $100,000 by $1,804,661. The Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, and its net capital ratio is 0.08 to 1.

In addition, as an introducing-broker regulated by the NFA, the Company is required to maintain adjusted net capital (as defined by CFTC Regulation 1.17) equivalent to or in excess of $45,000 or the minimum net amount required by the Rule, whichever is greater. However, the Company is currently subject to "Enhanced Supervisory Requirements" requiring a minimum capital of $250,000. As of December 31, 2022, the Company's net capital of $1,904,661, exceeded the required net capital minimum of $250,000 by $1,654,661.

9. **Clearing broker and clearing expenses**

The Company signed a clearing agreement with its clearing broker, APEX Clearing Corporation, on a fully disclosed basis.

10. **Employee Retirement Plan**

The Company sponsors a defined contribution 401(k) plan covering salaried and management employees who have reached the minimum age of 21. Employees may contribute to the plan an amount ranging from 1% to 100% of their compensation up to a maximum of $19,500 for 2022. Employees age fifty and older can make an additional "catch-up" contribution of $6,500. The Company makes matching contributions equal to 100% of each participating employee's pretax contribution up to 1% of their total compensation with the matching contribution reducing to 50% of their pretax contribution up to 6% of their total compensation.

11. **Concentration of Credit Risk**

Cash consists of cash in banks, primarily held at three financial institutions which at times may exceed federally insured limits of $250,000. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances. As of December 31, 2022, the Company's balances at its banks exceed the insured limit by approximately $666,880.

12. **Coronavirus**

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The pandemic could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have a material impact on the Company's financial statements.

13.   **Subsequent Events**

The Company has evaluated subsequent events through March 27, 2022, the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed to the financial statements.